UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41181

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Yoshitsu Co., Ltd

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Harumi Building, 2-5-9 Kotobashi,
Sumida-ku, Tokyo, 130-0022
Japan
(Address of Principal Executive Office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Convocation of Annual General Meeting of Shareholders of Yoshitsu Co., Ltd for Fiscal Year 2023

In accordance with the rules and regulations of the Japanese Companies Act, Yoshitsu Co., Ltd has sent a notice and accompanying information, including proxy instructions, to all holders of its ordinary shares and American Depositary Shares with respect to its 18th Annual General Meeting to be held in Tokyo, Japan on June 27, 2024. A complete copy of the notice and the form of proxy card are furnished hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

Exhibit 99.1 and Exhibit 99.2 furnished hereto shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yoshitsu Co., Ltd
Date: June 13, 2024	By:	/s/ Mei Kanayama
	Name:	Mei Kanayama
	Title:	Representative Director and Director (Principal Executive Officer)

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of the 18th Annual General Meeting of Shareholders to be held on June 27, 2024
99.2	Form of Proxy Card

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